Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated June 27, 2012, relating to the statements of net assets (deficit) available for benefits of the Chromcraft Revington Employee Stock Ownership and Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets (deficit) available for benefits for the year ended December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Chromcraft Revington Employee Stock Ownership and Savings Plan.

/s/ BKD, LLP

Indianapolis, Indiana
June 27, 2012